AMENDMENT TO

INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT (“Amendment”) is made as of the 21st day of December, 2006 by and among Old Mutual Capital, Inc. (the “Adviser”), Barrow, Hanley, Mewhinney & Strauss, Inc. (the “Sub-Adviser”), and Old Mutual Advisor Funds II, a Delaware statutory trust (the “Trust”) to the Investment Sub-Advisory Agreement dated the 17th day of May, 2006 by and between the Adviser, Sub-Adviser, and Trust (“Sub-Advisory Agreement”).

The parties desire to amend the compensation paid under the Sub-Advisory Agreement. Accordingly, Schedule A of the Sub-Advisory Agreement is deleted in its entirety and replaced with amended Schedule A, attached hereto.

This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument. All other terms of the Sub-Advisory Agreement shall remain in full force and effect.

This Amendment has been executed as of the date set forth above by a duly authorized officer of each party.

OLD MUTUAL CAPITAL, INC.		OLD MUTUAL ADVISOR FUNDS II

By:	/s/ Julian F. Sluyters	By:	/s/ Julian F. Sluyters

Name:	Julian F. Sluyters	Name:	Julian F. Sluyters

Title:	President	Title:	President

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

By:	/s/ James P. Barrow

Name:	James P. Barrow

Title:	President, Secretary & Treasurer

SCHEDULE A

DATED DECEMER 21, 2006

TO

INVESTMENT SUB-ADVISORY AGREEMENT

AMONG

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

OLD MUTUAL CAPITAL, INC.

AND

OLD MUTUAL ADVISOR FUNDS II

DATED MAY 17, 2006

PORTFOLIO	Sub-Advisory Fee Breakpoint Asset Thresholds
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater

Old Mutual Barrow Hanley Value Fund	0.50%	0.50%	0.50%	0.50%	0.45%	0.40%	0.35%

A-1